Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2016 and 2015

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Sep. 30,	Dec. 31,
	Note	2016	2015

Assets
Current assets
Cash and cash equivalents		$118,258	$53,852
Trade and other receivables	7	143,514	228,678
Inventories	8	118,905	120,186
Prepaid expenses	9	47,708	8,979
Other financial assets	10	3,267	16,512
Taxes receivable		25,632	6,971
		457,284	435,178
Receivables	7	29,588	26,223
Inventories	8	5,950	5,649
Other financial assets	10	33,690	72,730
Intangible assets - computer software		7,125	8,859
Property, plant and equipment	11	3,897,545	3,890,276
Deferred tax assets	16b	53,623	40,670
		$4,484,805	$4,479,585

Liabilities
Current liabilities
Trade and other payables		$172,407	$187,185
Taxes payable		3,411	4,393
Other liabilities	12	50,724	37,667
Other financial liabilities		11,019	10,195
Long-term debt	13	16,490	69,875
Deferred revenue	14	65,022	68,250
		319,073	377,565
Other financial liabilities		33,905	27,635
Long-term debt	13	1,206,937	1,205,005
Deferred revenue	14	490,729	529,010
Provisions	15	182,615	143,596
Pension obligations		39,673	34,260
Other employee benefits		100,442	80,695
Deferred tax liabilities	16b	313,961	294,529
		2,687,335	2,692,295

Equity
Share capital	17b	1,581,558	1,576,600
Reserves		(48,294)	(45,003)
Retained earnings		264,206	255,693
		1,797,470	1,787,290

		$4,484,805	$4,479,585
Capital commitments (note 20).

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2016	2015	2016	2015
			Restated		Restated
			(note 4)		(note 4)
Cash generated from (used in) operating activities:
Profit (loss) for the period		$33,571	$(11,833)	$12,080	$(75,960)
Tax expense (recovery)	16a	8,430	(4,299)	19,590	2,529
Items not affecting cash:
Depreciation and amortization		82,389	68,995	220,852	125,175
Share-based payment (recovery) expense	6b	(490)	(5,270)	4,089	(1,414)
Net finance expense	6d	28,698	24,066	87,527	45,925
Change in fair value of derivatives	6d	(7,706)	8,113	(6,594)	855
Change in deferred revenue related to stream	14	(16,853)	(15,935)	(51,458)	(38,691)
Change in taxes receivable/payable, net	21a	1,524	(3,366)	470	(10,310)
Unrealized gain on warrants	6d	(2,829)	(13,528)	(1,991)	(10,928)
Pension past service costs		-	-	-	17,064
Loss (gain) on available-for-sale investments	6d	7	1,129	(1,136)	3,995
Asset impairment	6e	-	34,546	-	54,462
Pension and other employee benefit payments, net of accruals		(2,623)	(1,491)	(8,193)	(45)
Other and foreign exchange		3,703	(2,721)	788	2,829
Taxes (paid) recovered		(3,585)	640	(10,413)	(1,073)
Operating cash flows before change in non-cash working capital		124,236	79,046	265,611	114,413
Change in non-cash working capital	21a	(28,358)	25,104	69,338	484
		95,878	104,150	334,949	114,897
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(50,574)	(130,505)	(149,313)	(392,748)
Net cash received on disposal of subsidiaries		-	-	-	(11,756)
Acquisition of investment		(600)	-	(269)	-
Release of (addition to) restricted cash		68,581	-	45,913	(22,811)
Peruvian sales tax refunded on capital expenditures		-	32,845	-	35,596
Net interest received (paid)		233	127	483	(4,282)
		17,640	(97,533)	(103,186)	(396,001)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs	13	-	48,617	59,326	317,589
Principal repayments	13	(80,123)	(4,393)	(108,368)	(11,780)
Interest paid on long-term debt		(49,533)	(49,090)	(103,476)	(96,272)
Proceeds from exercise of stock options		-	-	-	809
Financing costs		(4,767)	366	(14,370)	(1,521)
Net proceeds from issuance of equity	17b	(10)	-	4,958	13,199
Dividends paid	17b	(1,794)	(1,762)	(3,567)	(3,604)
Finance lease		(802)	-	(2,116)	-
		(137,029)	(6,262)	(167,613)	218,420
Effect of movement in exchange rates on cash and cash equivalents		(134)	(1,243)	256	(2,016)
Net (decrease) increase in cash and cash equivalents		(23,645)	(888)	64,406	(64,700)
Cash and cash equivalents, beginning of period		141,903	114,856	53,852	178,668
Cash and cash equivalents, end of period		$118,258	$113,968	$118,258	$113,968

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015
Revenue	6a	$311,424	$269,808	$812,024	$549,410
Cost of sales
Mine operating costs		160,686	158,936	446,913	365,147
Depreciation and amortization		82,279	68,843	220,438	124,702
		242,965	227,779	667,351	489,849
Gross profit		68,459	42,029	144,673	59,561
Selling and administrative expenses		6,783	3,087	25,151	23,365
Exploration and evaluation		609	2,465	2,815	6,883
Other operating income and expenses	6c	466	2,240	6,618	7,351
Asset impairment	6e	-	34,546	-	54,462
Results from operating activities		60,601	(309)	110,089	(32,500)
Finance income	6d	(592)	(2,269)	(1,727)	(2,968)
Finance expenses	6d	29,290	26,335	89,254	48,893
Other finance gain	6d	(10,098)	(8,243)	(9,108)	(4,994)
Net finance expense		18,600	15,823	78,419	40,931

Profit (loss) before tax		42,001	(16,132)	31,670	(73,431)
Tax expense (recovery)	16a	8,430	(4,299)	19,590	2,529

Profit (loss) for the period		$33,571	$(11,833)	$12,080	$(75,960)

Earnings (loss) per share
Basic and diluted		$0.14	$(0.05)	$0.05	$(0.32)

Weighted average number of common shares outstanding (note 18):
Basic		236,231,688	235,231,688	235,775,644	234,487,505
Diluted		236,231,688	235,231,688	235,775,644	234,487,505

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Profit (loss) for the period	$33,571	$(11,833)	$12,080	$(75,960)

Other comprehensive (loss) income:
Items that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign currency balances	(2,923)	(20,669)	14,035	(33,995)
Change in fair value of available-for-sale financial assets	1,775	(3,078)	5,748	(5,252)
Net exchange (loss) gain on available-for-sale financial assets	(119)	(894)	411	(894)
	(1,267)	(24,641)	20,194	(40,141)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial (loss) gain	(4,527)	(3,903)	(26,795)	14,761
Tax effect	233	1,652	4,008	(2,310)
	(4,294)	(2,251)	(22,787)	12,451

Transferred to income statement:
Impairment of available-for-sale financial assets	113	1,129	339	4,020
Sale of investments	(106)	-	(1,037)	(25)
Tax effect	-	-	-	7
	7	1,129	(698)	4,002

Other comprehensive loss net of tax, for the period	(5,554)	(25,763)	(3,291)	(23,688)

Total comprehensive income (loss) for the period	$28,017	$(37,596)	$8,789	$(99,648)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign
		Other	currency	Available-
	Share	capital	translation	for-sale	Remeasurement	Retained
	Capital	reserves	reserve	reserve	reserve	earnings	Total
Balance, January 1, 2015	$1,562,249	$25,900	$46,751	$2,898	$(119,465)	$590,725	$2,109,058
Loss	-	-	-	-	-	(75,960)	(75,960)
Other comprehensive (loss) income	-	-	(33,995)	(2,144)	12,451	-	(23,688)
Total comprehensive (loss) income	-	-	(33,995)	(2,144)	12,451	(75,960)	(99,648)
Contributions by and distributions to owners:
Stock options exercised (note 17b)	1,152	(343)	-	-	-	-	809
Equity issuance (note 17b)	13,199	-	-	-	-	-	13,199
Reclassification of Augusta warrants	-	3,280	-	-	-	-	3,280
Dividends (note 17b)	-	-	-	-	-	(3,604)	(3,604)
Total contributions by and distributions to owners	14,351	2,937	-	-	-	(3,604)	13,684

Balance, September 30, 2015	$1,576,600	$28,837	$12,756	$754	$(107,014)	$511,161	$2,023,094
Loss	-	-	-	-	-	(255,468)	(255,468)
Other comprehensive (loss) income	-	-	(26,653)	555	45,762	-	19,664
Total comprehensive (loss) income	-	-	(26,653)	555	45,762	(255,468)	(235,804)

Balance, December 31, 2015	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Attributable to owners of the Company

			Foreign
		Other	currency	Available-
		capital	translation	for-sale	Remeasurement	Retained	Total
	Share capital	reserves	reserve	reserve	reserve	earnings	equity

Balance, January 1, 2016	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290
Profit	-	-	-	-	-	12,080	12,080
Other comprehensive income (loss)	-	-	14,035	5,461	(22,787)	-	(3,291)
Total comprehensive income (loss)	-	-	14,035	5,461	(22,787)	12,080	8,789
Contributions by and distributions to owners:
Equity issuance (note 17b)	5,053	-	-	-	-	-	5,053
Share issue costs, net of tax (note 17b)	(95)	-	-	-	-	-	(95)
Dividends (note 17b)	-	-	-	-	-	(3,567)	(3,567)
Total contributions by and distributions to owners	4,958	-	-	-	-	(3,567)	1,391

Balance, September 30, 2016	$1,581,558	$28,837	$138	$6,770	$(84,039)	$264,206	$1,797,470

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

1.	Reporting entity

HudBay Minerals Inc. ("HMI", “Hudbay” or the "Company") was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company for the three and nine months ended September 30, 2016 and 2015 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries, as at September 30, 2016, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., HudBay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the interim financial statements.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 2 in the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on November 2, 2016.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except for HBMS, HBED and HMS, which have a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of judgement:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2015.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2015.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2015 and comparative periods.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

4.	Restatement of amounts within cash generated from operating activities

Since the fourth quarter of 2015, the Group has significantly increased the number of copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As a result, in the first quarter of 2016, the Group had restated the presentation of the cash generated from operating activities section of the statements of cash flow to present the changes in the respective receivable and payable balances associated with these items all within changes in non-cash working capital. In the past, the gains or losses for the swaps were presented as a change in fair value of derivatives and the associated mark-to-market adjustments were presented before changes in non-cash working capital. The impact of this restatement for the three and nine months ended September 30, 2015 is an increase and decrease in 'operating cash flows before change in non-cash working capital' of $621 and $1,377, respectively, with an associated change in 'change in non-cash working capital'.

5.	New standards

New standards and interpretations adopted

As required by the IASB, effective January 1, 2016 the Group adopted the following amendment to IFRS:

—

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - the amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The Group’s adoption of this amendment did not have any impact on its method of calculating depreciation or amortization.

New standards and interpretations not yet adopted

—

IFRS 9, Financial Instruments (“IFRS 9”) - issued on July 24, 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

—

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Group intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

—

IFRS 16, Leases (“IFRS 16”) - in January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

6.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Copper	$234,825	$189,200	$604,762	$402,648
Zinc	62,932	50,030	165,383	164,215
Gold	33,500	40,420	91,000	74,633
Silver	14,380	9,525	37,781	18,518
Other	752	803	2,079	2,803
	346,389	289,978	901,005	662,817
Treatment and refining charges	(34,965)	(27,909)	(88,981)	(55,575)
Pre-production revenue	-	7,739	-	(57,832)

	$311,424	$269,808	$812,024	$549,410

Pre-production revenue in the three and nine months ended September 30, 2015 related to Constancia. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the condensed consolidated interim income statements.

Included in revenue for the three months ended September 30, 2016 are unrealized gains related to non-hedge derivative contracts of $3,783 (three months ended September 30, 2015 - unrealized gains of $621). Included in revenue for the nine months ended September 30, 2016 are unrealized losses related to non-hedge derivative contracts of $11,533 (nine months ended September 30, 2015 - unrealized losses of $1,377).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

(b)	Share-based payment (recoveries) expenses

Share-based payment (recoveries) expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended September 30, 2016
Cost of sales	$97	$-	$97
Selling and administrative	186	(280)	(94)
Other operating	(493)	-	(493)

	$(210)	$(280)	$(490)
Nine months ended September 30, 2016
Cost of sales	$323	$-	$323
Selling and administrative	3,010	636	3,646
Other operating	120	-	120

	$3,453	$636	$4,089
Three months ended September 30, 2015
Cost of sales	$(480)	$-	$(480)
Selling and administrative	(1,956)	(2,537)	(4,493)
Other operating	(297)	-	(297)

	$(2,733)	$(2,537)	$(5,270)
Nine months ended September 30, 2015
Cost of sales	$10	$-	$10
Selling and administrative	596	(1,783)	(1,187)
Other operating	(237)	-	(237)

	$369	$(1,783)	$(1,414)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

(c)	Other operating income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Regional costs	$1,129	$1,146	$3,284	$3,384
Other (income) expense	(663)	1,094	3,334	3,967

	$466	$2,240	$6,618	$7,351

(d)	Finance income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Finance income	(592)	(2,269)	(1,727)	(2,968)
Finance expense
Interest expense on long-term debt	27,860	26,217	82,420	74,985
Accretion on financial liabilities at amortized cost	323	336	992	918
Unwinding of discounts on provisions	619	726	1,947	2,147
Other finance expense	4,155	2,752	14,918	9,113
	32,957	30,031	100,277	87,163
Interest capitalized	(3,667)	(3,696)	(11,023)	(38,270)
	29,290	26,335	89,254	48,893
Other finance gains
Net foreign exchange losses (gains)	552	(3,975)	736	1,069
Change in fair value of financial assets
and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	(2,829)	(13,528)	(1,991)	(10,928)
Prepayment option embedded derivative/gold option	(7,706)	8,113	(6,594)	855
Investments classified as held-for-trading	(122)	18	(123)	15
Realized gain on disposal of available-for-sale investments	-	-	(438)	-
Net gain reclassified from equity on disposal of available- for-sale investments	(106)	-	(1,037)	(25)
Net loss reclassified from equity on impairment of available-for-sale investments	113	1,129	339	4,020
	(10,098)	(8,243)	(9,108)	(4,994)

Net finance expense	$18,600	$15,823	$78,419	$40,931

Interest expense related to long-term debt and accretion of financial liabilities at amortized cost has been capitalized to the Constancia project until May 1, 2015 and a portion continues to be capitalized to the Rosemont project.

During the three and nine months ended September 30, 2016, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $113 and $339, respectively, from the available-for-sale reserve within equity to the condensed consolidated interim income statements (three and nine months ended September 30, 2015 - $1,129 and $4,020, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

(e)	Impairment

As a result of the acquisition of the New Britannia Mill, Hudbay no longer expects to construct a new concentrator at Lalor. During the nine months ended September 30, 2015, the Group recognized an impairment loss of $19,916 related to its concentrator assets at Lalor in Snow Lake, Manitoba. The impairment was determined based on the difference between carrying value and fair value less costs of disposal.

As a result of the acquisition of Augusta Resource Corporation, Hudbay acquired equipment previously purchased or ordered by prior Augusta management. During the three months ended September 30, 2015 Hudbay completed a value engineering process which deemed that some of the equipment previously purchased or ordered by prior Augusta management is unsuitable to achieve the design objectives for Rosemont, and different equipment will better meet Rosemont’s objectives while observing permitting commitments. During the three months ended September 30, 2015, the Group recognized an impairment loss of $34,546 to reflect the orderly liquidation value of the purchased equipment and certain long lead deposits.

On the condensed consolidated interim income statements, the impairment losses are presented in the asset impairment loss line item. The Group presented the impairment losses within the Manitoba and Arizona segments in note 22.

The fair value measurements for the determination of impairment charges in their entirety are categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

7.	Trade and other receivables

	Sep. 30, 2016	Dec. 31, 2015
Current
Trade receivables	$47,990	$85,373
Embedded derivatives - provisional pricing (note 19c)	4,440	(13,653)
Statutory receivables	68,410	122,288
Receivable from joint venture partners	5,043	6,772
Other receivables	17,631	27,898
	143,514	228,678
Non-current
Statutory receivables - Peruvian sales tax	4,154	1,112
Receivable from joint venture partners	23,343	23,067
Other receivables	2,091	2,044
	29,588	26,223

	$173,102	$254,901

As at September 30, 2016, $67,473 (December 31, 2015 - $111,991) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses. Management expects to receive the amount within one year.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

The receivable from joint venture partners are for the Group’s joint venture partners for the Reed mine in Manitoba and the Rosemont project in Arizona. As at September 30, 2016, the balances of these receivables were $10,295 and $18,091, respectively (December 31, 2015 - $14,275 and $15,564, respectively).

8.	Inventories

	Sep. 30, 2016	Dec. 31, 2015
Current
Stockpile	$19,678	$13,241
Work in progress	9,028	6,200
Finished goods	57,511	69,082
Materials and supplies	32,688	31,663
	118,905	120,186
Non-current
Materials and supplies	5,950	5,649

	$124,855	$125,835

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $216,733 and $591,482 for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 - $198,597 and $406,092, respectively).

9.	Prepaid expenses

	Sep. 30, 2016	Dec. 31, 2015
Prepayments to suppliers related to operations	$3,912	$8,177
Prepaid interest related to long-term debt	43,700	-
Prepaid insurance and other	96	802

	$47,708	$8,979

10.	Other financial assets

	Sep. 30, 2016	Dec. 31, 2015
Current
Derivative assets	$3,267	$16,512

Non-current
Available-for-sale investments	15,999	9,206
Investments at fair value through profit or loss	202	59
Derivative assets	2	-
Restricted cash (note 19d)	17,487	63,465
	33,690	72,730

	$36,957	$89,242

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

11.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Sep. 30, 2016	Cost	amortization	amount
Exploration and evaluation assets	$15,349	$-	$15,349
Capital works in progress	833,781	-	833,781
Mining properties	1,768,067	(508,234)	1,259,833
Plant and equipment	2,369,523	(580,941)	1,788,582

	$4,986,720	$(1,089,175)	$3,897,545

		Accumulated
		depreciation
		and	Carrying
Dec. 31, 2015	Cost	amortization	amount
Exploration and evaluation assets	$14,650	$-	$14,650
Capital works in progress	812,618	-	812,618
Mining properties	1,603,952	(394,098)	1,209,854
Plant and equipment	2,289,556	(436,402)	1,853,154

	$4,720,776	$(830,500)	$3,890,276

12.	Other liabilities

	Sep. 30, 2016	Dec. 31, 2015
Current
Provisions (note 15)	$9,180	$10,630
Pension liability	24,188	23,221
Other employee benefits	2,350	2,107
Unearned revenue	15,006	1,709

	$50,724	$37,667

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

13.	Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2016	Dec. 31, 2015
Senior unsecured notes (a)	$910,455	$917,329
Equipment finance facility (b)	54,079	66,521
Senior secured revolving credit facilities (c)	258,893	291,030
	1,223,427	1,274,880
Less: current portion	(16,490)	(69,875)

	$1,206,937	$1,205,005

(a)	Senior unsecured notes

Balance, January 1, 2015	$915,846
Change in fair value of embedded derivative (prepayment option)	1,049
Accretion of transaction costs	434
Balance, December 31, 2015	$917,329
Change in fair value of embedded derivative (prepayment option)	(7,241)
Accretion of transaction costs and premiums	367

Balance, September 30, 2016	$910,455

(b)	Equipment finance facility

Balance, January 1, 2015	$71,221
Addition to Principal, net of transaction costs	10,092
Payments made	(15,902)
Accretion of transaction costs	1,110
Balance, December 31, 2015	$66,521
Transaction costs	(1,009)
Payments made	(12,368)
Accretion of transaction costs	935

Balance, September 30, 2016	$54,079

The equipment finance facility is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2016	Dec. 31, 2015
Current	$16,490	$16,490
Non-current	37,589	50,031

	$54,079	$66,521

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

(c)	Senior secured revolving credit facilities

Balance, January 1, 2015	$-
Addition to Principal, net of transaction costs	304,374
Payments made	(14,925)
Accretion of transaction costs	1,581
Balance, December 31, 2015	$291,030
Addition to Principal, net of transaction costs	60,335
Payments made	(96,000)
Accretion of transaction costs	3,528

Balance, September 30, 2016	$258,893

The senior secured credit facilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2016	Dec. 31, 2015
Current	$-	$53,385
Non-current	258,893	237,645

Balance, September 30, 2016	$258,893	$291,030

On March 30, 2016, the Group completed a restructuring of its two senior credit facilities and on June 17, 2016 a new accordion lender joined the syndicate which increased the maximum available amount under the Canadian facility by $30 million. The two facilities now share substantially similar terms and conditions, except that the $330 million Canada facility is secured by the Group’s Manitoba assets and the $200 million Peru facility is secured by the Group’s Peru assets. The facilities mature on March 31, 2019, and bear interest at LIBOR plus 4.50% .

14.	Deferred revenue

The following table summarizes changes in deferred revenue:

Balance, January 1, 2015	$688,125
Recognition of revenue	(51,860)
Effects of changes in foreign exchange	(39,005)
Balance, December 31, 2015	$597,260
Recognition of revenue	(51,458)
Effects of changes in foreign exchange	9,949

Balance, September 30, 2016	$555,751

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2016	Dec. 31, 2015
Current	$65,022	$68,250
Non-current	490,729	529,010

	$555,751	$597,260

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

15.	Provisions

Provisions are reflected in the condensed consolidated interim balance sheets as follows:

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Sep. 30, 2016	liabilities	share units	share units	Other	Total
Current (note 12)	$1,850	$2,517	$4,078	$735	$9,180
Non-current	179,152	-	2,661	802	182,615

	$181,002	$2,517	$6,739	$1,537	$191,795

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Dec. 31, 2015	liabilities	share units	share units	Other	Total
Current (note 12)	$4,270	$2,803	$3,557	$-	$10,630
Non-current	142,765	-	831	-	143,596

	$147,035	$2,803	$4,388	$-	$154,226

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

16.	Income and mining taxes

	(a)	Tax expense (recovery):

The tax expense (recovery) is applicable as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Current:
Taxable income	$1,778	$1,766	$5,680	$5,420
Taxable mining profits	282	187	4,263	4,644
Adjustments in respect of prior years	-	773	-	1,319
	2,060	2,726	9,943	11,383
Deferred:
Income taxes - origination and reversal of temporary difference	7,856	(7,061)	8,800	(12,922)
Mining taxes - origination and reversal of temporary difference	(1,366)	648	878	3,677
Peruvian mining tax - origination and reversal of temporary difference	(120)	(312)	(297)	(609)
Adjustments in respect of prior years	-	(300)	266	1,000
	6,370	(7,025)	9,647	(8,854)

	$8,430	$(4,299)	$19,590	$2,529

(b)	Deferred tax assets and liabilities:

	Sep. 30, 2016	Dec. 31, 2015
Deferred income tax asset	$53,623	$40,670

Deferred income tax liability	(299,031)	(280,432)
Deferred mining tax liability - Canada	(1,906)	(775)
Deferred mining tax liability - Peru	(13,024)	(13,322)
	(313,961)	(294,529)

Net deferred tax liability balance	$(260,338)	$(253,859)

(c)	Changes in deferred tax assets and liabilities:

	Nine months ended	Year ended
	Sep. 30, 2016	Dec. 31, 2015
Net deferred tax liability balance, beginning of period	$(253,859)	$(339,290)
Deferred tax (expense)/recovery	(9,647)	83,513
OCI transactions	4,008	(1,053)
Foreign currency translation on the deferred tax liability	(840)	2,971

Net deferred tax liability balance, end of period	$(260,338)	$(253,859)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

17.	Share capital

	(a)	Preference shares:

Authorized: Unlimited preference shares without par value

	(b)	Common shares:

Authorized: Unlimited common shares without par value Issued and fully paid:

	Nine months ended		Year ended
	Sep. 30, 2016		Dec. 31, 2015
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	235,231,688	$1,576,600	233,615,857	$1,562,249
Exercise of stock options	-	-	258,831	1,152
Equity issuance	1,000,000	5,053	1,357,000	13,199
Share issue costs, net of tax	-	(95)		-

Balance, end of period	236,231,688	$1,581,558	235,231,688	$1,576,600

During the nine months ended September 30, 2016, the Company issued 1,000,000 Hudbay common shares for net proceeds of $4,958 in connection with the vesting of restricted share units.

During the period, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $1,773 and $1,794 on March 31, 2016 and September 30, 2016 to shareholders of record as of March 11, 2016 and September 9, 2016, respectively.

In 2015, the Company paid $1,842 and $1,762 on March 31, 2015 and September 30, 2015 to shareholders of record as of March 13, 2015 and September 11, 2015, respectively.

18.	Earnings (loss) per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Weighted average common shares outstanding
Basic	236,231,688	235,231,688	235,775,644	234,487,505
Plus net incremental shares from
Assumed conversion: stock options	-	-	-	64,706
Diluted weighted average common shares outstanding	236,231,688	235,231,688	235,775,644	234,552,211

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

The determination of the diluted weighted-average number of common shares excludes 3,361,396 and 4,638,162 shares, related to stock options that were anti-dilutive for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 - 2,696,760 and 1,773,834 shares, respectively). The calculation also excludes all 21,830,490 Hudbay warrants issued as consideration for the acquisition of Augusta as they are out of the money.

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of share was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the three and nine months ended September 30, 2015, the Group calculated diluted loss per share using 235,231,688 and 234,487,505 common shares, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

19.	Financial instruments

	(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group's financial instruments and non- financial derivatives:

	Sep. 30, 2016		Dec. 31, 2015
	Fair	Carrying	Fair	Carrying
Recurring measurements	Value	value	Value	value
Loans and receivables
Cash and cash equivalents [1]	$118,258	$118,258	$53,852	$53,852
Restricted cash[1]	17,487	17,487	63,465	63,465
Trade and other receivables1, [2]	96,098	96,098	145,154	145,154
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	4,440	4,440	(13,653)	(13,653)
Non-hedge derivative assets[3]	3,269	3,269	16,512	16,512
Prepayment option - embedded derivative[7]	7,241	7,241	-	-
Investments at FVTPL[4]	202	202	59	59
Available-for-sale investments[4]	15,999	15,999	9,206	9,206
Total financial assets	262,994	262,994	274,595	274,595
Financial liabilities at amortized cost
Trade and other payables1, [2]	164,364	164,364	179,576	179,576
Finance leases	14,094	14,094	3,225	3,225
Other financial liabilities[5]	15,350	23,322	12,045	24,479
Senior unsecured notes[6]	924,839	917,696	639,400	917,329
Equipment finance facility[8]	54,079	54,079	66,521	66,521
Senior secured revolving credit facilities[8]	258,893	258,893	291,030	291,030
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	54	54	(118)	(118)
Warrant liabilities[3]	3,328	3,328	5,047	5,047
Option liabilities[3]	1,334	1,334	653	653
Non-hedge derivative liabilities[3]	2,845	2,845	4,426	4,426
Total financial liabilities	1,439,180	1,440,009	1,201,805	1,492,168
Net financial liability	$(1,176,186)	$(1,177,015)	$(927,210)	$(1,217,573)

1

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
3

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

4

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5

These financial liabilities relate to agreements with communities near the Constancia operation in Peru which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6	Fair value of the senior unsecured notes (note 13) has been determined using the quoted market price at the period end.
7

Fair value of the prepayment option embedded derivative related to the long-term debt has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

—	Level 1:	Quoted prices in active markets for identical assets or liabilities;
—	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
—	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2016	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$4,440	$-	$4,440
Non-hedge derivatives	-	3,269	-	3,269
Investments at FVTPL	-	202	-	202
Prepayment option embedded derivative	-	7,241	-	7,241
Available-for-sale investments	14,474	-	1,525	15,999

	$14,474	$15,152	$1,525	$31,151
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$54	$-	$54
Non-hedge derivatives	-	2,845	-	2,845
Option liability	-	1,334	-	1,334
Warrant liabilities	3,328	-	-	3,328

	$3,328	$4,233	$-	$7,561

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(13,653)	$-	$(13,653)
Non-hedge derivatives	-	16,512	-	16,512
Investments at FVTPL	-	59	-	59
Available-for-sale investments	7,761	-	1,445	9,206

	$7,761	$2,918	$1,445	$12,124
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$(118)	$-	$(118)
Non-hedge derivatives	-	4,426	-	4,426
Option liability	-	653	-	653
Warrant liabilities	5,047	-	-	5,047

	$5,047	$4,961	$-	$10,008

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2016, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2016, the Group had 45,000 tonnes of net copper swaps at an effective average price of $2.07/lb and settling across October 2016 to January 2017. At December 31, 2015, the Group had 77,111 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price $2.37/lb, settling across January 2016 through March 2016. The aggregate fair value of the transactions at September 30, 2016 was a liability position of $2,845 (December 31, 2015 - an asset position of $16,436).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At September 30, 2016, the Group held no gold or silver forward sales contracts. At December 31, 2015 the Group held 151,327 ounces of silver forward sales contracts and prices ranged from $14.17 to $15.21. The aggregate fair value of the transactions at December 31, 2015 was an asset position of $86.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At September 30, 2016, the Group held contracts for forward zinc purchased of 6,278 tonnes (December 31, 2015 – 16,438 tonnes) that related to forward customer sales of zinc. Prices range from $1,514 to $2,330 per tonne (December 31, 2015 – $1,497 to $2,343) and settlement dates extended to November 2017. The aggregate fair value of the transactions at September 30, 2016 was a net asset position of $3,269 (December 31, 2015 – a net liability position of $4,386).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At September 30, 2016, the Group’s net position consisted of contracts awaiting final pricing for sales of 40,633 tonnes of copper (December 31, 2015 – 79,033 tonnes). In addition, at September 30, 2016, the Group’s net position consisted of contracts awaiting final pricing for sales of 14,475 ounces of gold and 115,197 ounces of silver (December 31, 2015 – 10,506 ounces of gold and 66,131 ounces of silver).

As at September 30, 2016, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of $2.21/lb (December 31, 2015 – $2.14/lb), $1,315/oz (December 31, 2015 – $1,060/oz) and $19.18/oz (December 31, 2015 – $13.78/oz), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at September 30, 2016, was an asset position of $4,440 (December 31, 2015 – a liability of $13,653). The aggregate fair value of other embedded derivatives at September 30, 2016, was a liability position of $54 (December 31, 2015 – an asset position of $118).

(d)	Restricted cash

Hudbay Peru has $68,581 in letters of credit issued to support its reclamation obligations; these letters of credit had previously been cash collateralized. During the three months ended September 30, 2016, Hudbay Peru reissued these letters of credit under the Peru facility and released the associated restricted cash, which in turn was utilized to repay indebtedness under the senior secured revolving credit facilities.

The remaining restricted cash balance primarily relates to the Manitoba business unit which holds a cash- collateralized letter of credit to support its pension obligations. As at September 30, 2016, the letter of credit amount was $17,293 (December 31, 2015 - nil).

(e)	Warrants and option liabilities

A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

20.	Capital commitments

As at September 30, 2016, the Group had outstanding capital commitments in Canada of approximately $766 primarily related to a committed mobile equipment purchase, of which approximately $186 cannot be terminated by the Group, approximately $2,997 in Peru related to sustaining capital costs, all of which can be terminated by the Group and approximately $163,230 in Arizona, primarily related to its Rosemont project, of which approximately $78,088 cannot be terminated by the Group.

21.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Change in:
Trade and other receivables	$(15,677)	$(17,672)	$74,461	$(63,587)
Other financial assets/liabilities	(3,783)	(621)	11,533	1,377
Inventories	5,269	(4,346)	5,460	(45,042)
Prepaid expenses	275	1,727	4,638	454
Trade and other payables	(1,041)	41,748	(36,916)	102,884
Change in taxes payable/receivable, net	(1,524)	3,366	(470)	10,310
Taxes - ITC	-	554	(1,841)	(2,844)
Provisions and other liabilities	(11,877)	348	12,473	(3,068)

	$(28,358)	$25,104	$69,338	$484

(b)	Non-cash transactions:

During the nine months ended September 30, 2016, the Group entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

—

Remeasurements of the Group's decommissioning and restoration liabilities for the nine months ended September 30, 2016 led to a net increase in related property, plant and equipment assets of $26,864 mainly as a result of net declines in discount rates. For the nine months ended September 30, 2015, such remeasurements led to increases in property, plant and equipment assets of $16,458.

—

Property, plant and equipment included an immaterial amount of additions which were not yet paid for as at September 30, 2016 (September 30, 2015 - $16,355). These purchases will be reflected in the condensed consolidated interim statements of cash flows in the periods payments are made. Property, plant and equipment also included $12,985 of additions related to capital additions under finance lease (September 30, 2015 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

22.	Segmented information

Three months ended September 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$132,804	$178,620	$-	$-	$311,424

Cost of sales
Mine operating costs	78,325	82,361	-	-	160,686
Depreciation and amortization	30,559	51,720	-	-	82,279
Gross profit	23,920	44,539	-	-	68,459
Selling and administrative expenses	-	-	-	6,783	6,783
Exploration and evaluation	176	261	-	172	609
Other operating income and expenses	(220)	481	195	10	466
Results from operating activities	$23,964	$43,797	$(195)	$(6,965)	$60,601
Finance income					(592)
Finance expenses					29,290
Other finance gains					(10,098)
Profit before tax					42,001
Tax expense					8,430
Profit for the period					$33,571

Three months ended September 30, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$138,219	$131,589	$-	$-	$269,808

Cost of sales
Mine operating costs	101,529	57,407	-	-	158,936
Depreciation and amortization	31,974	36,869	-	-	68,843
Gross profit	4,716	37,313	-	-	42,029
Selling and administrative expenses	973	-	-	2,114	3,087
Exploration and evaluation	1,759	289	-	417	2,465
Other operating income and expenses	(19)	1,011	405	843	2,240
Asset impairment	-	-	34,546	-	34,546
Results from operating activities	$2,003	$36,013	$(34,951)	$(3,374)	$(309)
Finance income					(2,269)
Finance expenses					26,335
Other finance gains					(8,243)
Loss before tax					(16,132)
Tax recovery					(4,299)
Loss for the period					$(11,833)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

Nine months ended September 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$372,534	$439,490	$-	$-	$812,024
Cost of sales
Mine operating costs	236,827	210,086	-	-	446,913
Depreciation and amortization	91,186	129,252	-	-	220,438
Gross profit	44,521	100,152	-	-	144,673
Selling and administrative expenses	-	-	-	25,151	25,151
Exploration and evaluation	835	650	-	1,330	2,815
Other operating expenses and income	3,104	3,225	445	(156)	6,618
Results from operating activities	$40,582	$96,277	$(445)	$(26,325)	$110,089
Finance income					(1,727)
Finance expenses					89,254
Other finance gains					(9,108)
Profit before tax					31,670
Tax expense					19,590
Profit for the period					$12,080

September 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$798,172	$2,710,314	$815,390	$160,929	$4,484,805
Total liabilities	539,888	875,826	157,352	1,114,269	2,687,335
Property, plant and equipment	631,725	2,466,957	792,766	6,097	3,897,545

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2016 and 2015

Nine months ended September 30, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$382,996	$166,414	$-	$-	$549,410
Cost of sales
Mine operating costs	286,025	79,122	-	-	365,147
Depreciation and amortization	78,543	46,159	-	-	124,702
Gross profit	18,428	41,133	-	-	59,561
Selling and administrative expenses	1,990	-	-	21,375	23,365
Exploration and evaluation	5,062	992	-	829	6,883
Other operating expenses	29	3,157	3,393	772	7,351
Asset Impairment	19,916	-	34,546	-	54,462
Results from operating activities	$(8,569)	$36,984	$(37,939)	$(22,976)	$(32,500)
Finance income					(2,968)
Finance expenses					48,893
Other finance gains					(4,994)
Loss before tax					(73,431)
Tax expense					2,529
Loss for the period					$(75,960)

December 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$765,159	$2,832,384	$783,487	$98,555	$4,479,585
Total liabilities	509,875	919,950	154,277	1,108,193	2,692,295
Property, plant and equipment	623,980	2,498,350	762,193	5,753	3,890,276